                                                                       EXHIBIT 4



                          TRANSATLANTIC PETROLEUM CORP.

                                 INTERIM REPORT

                               FIRST QUARTER 2001

                          TRANSATLANTIC PETROLEUM CORP.
                           CONSOLIDATED BALANCE SHEETS

                                   (UNAUDITED)

                           (thousands of U.S. dollars)


                                                     March 31,      December 31,
                                                       2001              2000

                  ASSETS
CURRENT ASSETS
    Cash and short-term investments                 $     82           $    134
    Restricted cash                                       26                  7
    Accounts receivable                                  528                300


    Other current assets                                 122                 87
                                                    --------           --------
                                                         758                528

          Property and equipment                       5,981              6,764

Note receivable                                        6,572              6,572

                                                    --------           --------
                                                    $ 13,311           $ 13,864
                                                    ========           ========

   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable and accrued
liabilities                                         $    819           $    726

     Indebtedness                                      2,730              2,500
                                                    --------           --------
                                                       3,549              3,226

           SHAREHOLDERS' EQUITY
     Share capital (see Note below)                 $ 29,238           $ 29,138

     Deficit                                         (19,476)           (18,500)
                                                    --------           --------
                                                       9,762             10,638
                                                    --------           --------
                                                    $ 13,311           $ 13,864
                                                    ========           ========

APPROVED BY THE BOARD OF DIRECTORS:

"GEORGE H. PLEWES"                        "BARRY D. LASKER"
GEORGE H. PLEWES                          BARRY D. LASKER
DIRECTOR                                  DIRECTOR


NOTE: At May 15, 2001, the Company had 84,023,518 common shares, 9,285,000 Warrants to purchase common shares and 7,838,000 shares options to purchase common shares outstanding.

                          TRANSATLANTIC PETROLEUM CORP.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                                   (UNAUDITED)

                           (thousands of U.S. dollars)

                                                For the Three Months Ended
                                                       March 31,
                                                -------------------------

                                                   2001            2000
                                                --------         --------
            REVENUES
   Oil and gas sales, net of
     royalties                                  $  5,907         $  7,789

   Interest income                                    49              140
                                                --------         --------
                                                   5,956            7,929

      OIL AND GAS EXPENSES
   Production
        Service Fees                               5,070            6,930
        Other production costs                       340              351
   Depreciation, depletion and
     amortization                                    526              242
                                                --------         --------
                                                   5,936            7,523

                                                --------         --------
OPERATING INCOME                                      20              406

General and administrative
  expenses                                           570              385
Interest and other expenses                           77               79

                                                --------         --------
    Loss before income taxes                        (627)             (58)

Provision for foreign income
  taxes                                              349              277
                                                --------         --------

NET LOSS FOR THE PERIOD                             (976)            (335)


  Deficit, beginning of period                   (18,500)         (15,574)
                                                --------         --------

     Deficit, end of period                     $(19,476)        $(15,909)
                                                ========         ========

       NET LOSS PER SHARE                       $  (0.01)        $   0.00
                                                ========         ========

                          TRANSATLANTIC PETROLEUM CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOW


                                   (UNAUDITED)

                           (thousands of U.S. Dollars)

                                                          FOR THE THREE MONTHS ENDED
                                                                   MARCH 31,
                                                            ----------------------
                                                                2001        2000
                                                            -----------  ---------
                    OPERATING ACTIVITIES

     Net loss                                                 $  (976)   $  (335)

     Items not involving cash                                     526        256
                                                              -------    -------
     Cash used in operations                                     (450)       (79)
     Changes in non-cash working capital                         (200)      (334)
                                                              -------    -------


             Cash used in operating activities                   (650)      (413)
                                                              -------    -------

                    INVESTING ACTIVITIES

     Exploration and acquisition of oil and gas properties        (43)    (1,173)
     Proceeds from disposition of oil & gas property              300       --
                                                              -------    -------


      Cash provided by (used in) investing activities             257     (1,173)
                                                              -------    -------

                    FINANCING ACTIVITIES

     Short-term borrowings                                        250       --
     Issuance of common shares, net                              --        1,848
     Non-cash portion of  financing activities                     91        100
                                                              -------    -------


      Cash provided by (used in) financing activities             341      1,948
                                                              -------    -------

 NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS       (52)       362

Cash and short-term investments, beginning of period              134        161
                                                              -------    -------

       Cash and short-term investments, end of period         $    82    $   523
                                                              =======    =======

Cash flow used in operations per share - basic                $ (0.01)   $ (0.01)
                                                              =======    =======

TRANSATLANTIC  PETROLEUM CORP.
INTERIM REPORT
FOR THE THREE MONTHS ENDED MARCH 31, 2001

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED


1.    BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared on the same basis as the year-end audited consolidated financial statements as at and for the year ended December 31, 2000.

2.    DISPOSITION OF OIL AND GAS PROPERTY

In March 2001, the Company sold its interest in the State 102 lease, Pecos County, Texas for $300,000 cash. The proceeds from the sale were recorded as a reduction of the full cost pool for the Company's United States cost center.

3.    LOSS PER COMMON SHARE

The Company uses the treasury stock method for calculating diluted per share amounts. Per common share amounts were calculated using a weighted average number of shares outstanding of 81,236,473 and 74,871,729 for the three months ended March 31, 2001 and 2000, respectively. Common share equivalents relating to options and share purchase warrants were not included in the weighted average number of shares for the reported periods since their inclusion would not have been dilutive.

4.    INCOME TAX PROVISION

                                                Three Months Ended
                                                      March 31,
                                            ---------------------------
                                                2001            2000
                                            ---------------------------
        Current Egyptian income tax
        provision                            $349,000        $542,000


All of the Company's Egyptian operations are conducted through wholly-owned Bermuda corporations. Except for income taxes, the Egyptian General Petroleum Corporation ("EGPC") and the Concession Partners are exempted from all other taxes or duties to the Egyptian government or municipalities. In accordance with the provisions of Egyptian concession agreements, EGPC's share of revenues includes Egyptian income taxes and government royalties attributable to the Company, which are paid directly by EGPC. Out of EGPC's share of production, EGPC is required to pay, on behalf of the Company, all Egyptian government royalties and the Company's Egyptian income taxes. Accordingly, the revenues of the Company and the provision for income taxes includes the tax effect of the benefit received by the Company attributable to such tax payments made by EGPC.

The Company and its wholly-owned subsidiaries have accumulated losses or resource related deductions available for income tax purposes in Canada, the United States, and Nigeria. No recognition has been given in these consolidated financial statements to the future benefits that may result from the utilization of these losses for income tax purposes.

5.    INDEBTEDNESS - CREDIT FACILITY

On November 7, 2000, the Company executed an eighteen-month $2.5 million short-term loan under a credit facility providing for monthly principal payments with interest at 12% and escalating 3% every six months. The amended agreement requires the Company to make monthly principal and interest installments of $100,000 beginning January 31, 2001. Prior to July 1, 2001, the Company may satisfy the monthly payment due by the issuance of shares of the Company at a discount to the average trading price of the Company's shares for 10 days prior to the applicable month-end. The Company elected to satisfy the payments due for January 2001, February 2001 and March 2001 with the delivery of 666,667 common shares, 1,011,659 common shares and 1,175,386 common shares, respectively. The Company also agreed to deliver the proceeds of all net cash flows earned from the Company's interest in the Hana field, West Gharib Concession prior to June 30, 2001 to satisfy any outstanding principal and interest payments then currently due. Only the shares representing the payment for January had been issued at March 31, 2001, with the other shares issued after such date following the receipt of stock exchange approval. Under the terms of the credit facility, the Lender has the right, during the first twelve months, to convert the outstanding balance of indebtedness to common shares of the Company. The conversion price during the first six months is at $0.20 per share, and increases to $0.25 per share if conversion occurs in the final six months of the facility.

The Company expects to satisfy the installment payments due for April through June 2001 with the delivery of common shares. In May 2001, the Company also exercised its election to extend the credit facility through November 7, 2001. The Company will pay a fee in common shares as a result of the extension and interest will accrue at the rate of 15% per annum beginning after May 7, 2001.

6.    PROPOSED TRANSACTION WITH PROTIUM ENERGY DISCONTINUED.

A proposed transaction with Protium Energy Group, Inc. (`Protium") was terminated by the Company on April 26, 2001. Pursuant to a non-binding letter of intent executed in December 2000 and subsequently restated and amended March 9, 2001 (the "Restated LOI"), the Company and Protium attempted to arrange a private placement of up to $45.0 million in exchange for Shares in a combined entity, including the businesses and assets of the respective corporations. Although the directors of both companies approved the transaction, it also required the approval of the shareholders of TransAtlantic. The use of proceeds would have been principally for the development of the combined oil and gas properties of the two entities and certain additional exploration projects. The Restated LOI also required certain bridge financing of up to $1.0 million to be provided to the Company by Protium under a term loan, prior to the completion of the private placement. Although Protium caused an advance of $250,000 to be made on March 27, 2001, pursuant to an unsecured demand note executed by the Company, Protium did not complete the balance of the term bridge loan. The Company terminated the Restated LOI for the failure by Protium to provide the term loan according to the terms of the Restated LOI by the deadline of April 15, 2001. The initial advance remains payable on demand. The Restated LOI provided for the Company to recover certain transaction costs in the event the agreement was not consummated by Protium.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

TransAtlantic Petroleum Corp. is an oil and gas exploration and production company with its primary assets located in Egypt, Nigeria and the United States. The Company, formerly named Profco Resources Ltd., was incorporated under the laws of the Province of British Columbia in October 1985 and continued under the laws of the Province of Alberta in June 1997. In December 1998, the Company acquired GHP Exploration Corporation ("GHP"), a publicly-traded exploration and production company. In connection with the acquisition of GHP, Profco changed its name to TransAtlantic Petroleum Corp. The year ended December 31, 1999 was the Company's first full year of operations following the amalgamation.

The Company is a working interest owner in three foreign concessions. In Nigeria, the Company, through its wholly-owned subsidiary, owns a 30% interest in the Oil Mining License #109 ("OML-109") covering 215,000 offshore acres pursuant to the Indigenous Program of the Nigerian Ministry of Petroleum Resources. In Egypt, the Company is a working interest owner in two concessions granted by the Egyptian General Petroleum Corporation ("EGPC") in the Gulf of Suez basin: (i) a 30% interest in the West Gharib Concession covering 630,000 onshore acres, and (ii) a 25% interest in the Central Sinai Concession covering 4.5million onshore acres. The Company has had established production since September 1998 from the Ejulebe field within a 15,000 acre area of interest defined within the OML-109 pursuant to a service contract with Nexen Oilfield Services Nigeria Ltd.("Nexen") providing for development and operation of the field. In addition, the Company has had established production since December 29, 1999 from the Hana field within the West Gharib Concession. In the United States, the Company had production from two properties in 2000 and 2001: (i) the Cut Throat filed in Pecos County, Texas, and (ii) the Eight Mile Flat Unit in Uintah County, Utah. Effective January 31, 2001, the Company sold its interest in the Cut Throat field for $300,000 cash.

In the West Gharib Concession, development of the Hana oil field continued in February 2000 with the drilling of four development wells, which were completed in the Kareem reservoir. Two additional wells were drilled and completed in the fourth quarter of 2000. To date, eight wells have been drilled into the reservoir, with field production during April 2001 at approximately 2,015 Bopd. During 2000, the Ejulebe field, offshore Nigeria, produced approximately 1.9 million barrels of oil at a gross daily average of approximately 5,200 Bopd. Over the final three months of 2000, the field averaged approximately 4,300 Bopd. During the three months ended March 31, 2001, the field's production averaged 3,759 Bopd. In February 2001, the concession participants reached agreement to drill an in-fill well and accelerate the production of approximately 1.5 million barrels of reserves. Assuming a successful completion of this in-fill well, the Company anticipates it can begin to realize net cash flow from the Ejulebe field beginning in 2002, provided the Ejulebe field production increases as expected and oil prices remain above $20 per barrel.

In February 2001, settlement was reached with Atlas' agreement to assume the obligation to repay the note receivable and assign a portion of its proceeds from the OML 109 Concession to the Company for application against the note receivable; such that, the Company will receive 88% and Atlas 12% of the net revenues from the sale of production from the entire OML 109 Concession until the note receivable is paid in full. In addition, the agreement resolves the various disputes under the JOA. The settlement is currently awaiting approval by Atlas' board of directors. Resolution of these disputes provides the Company the commercial assurance to facilitate further exploration and development of OML
109. In 1999, the Company participated in drilling the Winfield Ranch #17-1E well on the South Fort Stockton Prospect in Pecos County, Texas. During operations to clean out the production casing, a string of drill pipe supplied by a subsidiary of Weatherford International, Inc. ("Weatherford") parted and became stuck in the bottom section of the hole. Efforts to retrieve the string of drill pipe were not successful. As a result of the failure of Weatherford's drill pipe, in March 1999, the working interest owners together with the operator, Baytech Inc., filed a lawsuit against Weatherford in Pecos County, Texas. The lawsuit seeks to require Weatherford to either redrill or pay to redrill another well to the Ellenburger formation. The lawsuit also seeks treble and exemplary damages. In an effort to mitigate damages, in September 2000, Weatherford took over operations of the Winfield Ranch #17-1E well and has attempted to sidetrack the well into the Ellenburger formation, at it's sole risk and expense. While drilling ahead at 24,407 feet, part of the downhole motor assembly twisted off from the drill pipe. As of April 16, 2001, Weatherford had set a cement plug and was drilling ahead with a sidetrack operation. In March 2001, the working interest owners and their attorneys met with representatives from Weatherford, their insurance carrier and their respective attorneys in an attempt to reach a settlement in the lawsuit. No settlement was reached. The suit is currently scheduled for trial on September 4, 2001.

 Inflation has not had a material impact on our results of operations and is not expected to have a material impact on our results of operations in the future. The following information concerning results of Operations and Liquidity should be read in conjunction with the Company's consolidated financial statements and notes thereto for the year ended December 31,2000.

RESULTS OF OPERATIONS --QUARTER ENDED MARCH 31, 2001 COMPARED TO QUARTER ENDED MARCH 31, 2000

Consolidated revenues for the three months ended March 31, 2001 of $5,907,000 represented a decrease of $2,022,000 or 26% from the $7,929,000 reported for the first quarter 2000, primarily due to reduced sales volumes in Nigeria. The consolidated net loss for the first quarter 2001 was $(976,000) or $(0.01) per share, compared to a consolidated net loss of $(335,000), or $(0.00) per share, for the same quarter last year. Cash used by operations in the first quarter of 2001 was $650,000 compared to cash used by operations of $419,000 in the comparable quarter in 2001. Weighted average shares outstanding were 81,236,473 for the quarter just ended compared to 74,871,729 common shares for the comparable quarter in 2000.

In connection with the provisions of production sharing under the Company's Egypt Concession Agreements, the Company's revenue, reserves and production information are grossed-up for the tax effect attributable to the Company's Egyptian income taxes paid from it's partner's (EGPC) share of production. EGPC is required to pay, on behalf of the Company, all Egyptian government royalties and the Company's Egyptian income taxes from EGPC's share of production. For the three months ended March 31, 2001 and 2000, the gross-up was $349,215 and $276,623, respectively, in additional crude oil sales revenue representing an additional 20,013 Bbls and 12,728 Bbls. Accordingly, the following information has been presented on the basis including the gross-up of revenue and production. The Company's share of Egyptian production and sales also includes its share of a 30% production allocation for the recovery of costs incurred under the Concession agreements until such costs are completely recovered.

The decrease in first quarter revenues is attributable primarily to the decrease in Nigerian crude oil revenue of $1,979,000 or 28.6%, of which $1,840,000 was related to lower production volume. The Company's Nigerian production decreased in its Ejulebe field - OML 109 concession to $4,950,000 representing an average crude oil price of $21.23 per barrel, compared to $21.48 per barrel in the first three months of 2000. Egyptian revenue of $861,000 in the first quarter of 2001, represented an average price per barrel of $17.45 and an increase of 26.2% compared to the first three months of 2000. The increase in Egyptian crude oil sales was composed of $370,000 related to increased volumes in 2001, primarily due to two additional producing wells drilled in the Company's West Gharib Concession in the fourth quarter of 2000. Consolidated revenue also includes interest income from the note receivable due from Atlas Petroleum International Limited ("Atlas" - See Liquidity and Capital Resources, below) the Company's joint participant in OML -109 which has agreed to allocated a portion of its share of proceeds to payment of the note. Collection on the note and the recognition of interest income is being recorded only to the extent cash has been received from proceeds from the service contract, which, until payout, is only a minimum payment, currently $510,000 per year. The decrease in interest income in first quarter 2001 compared to first quarter 2000 is related to the receipt of only one months' minimum payment in the first quarter of 2001.

Production costs decreased $1,871,000, principally related to the reduction in the service fee pertaining to the Ejulebe field. As discussed above, the service fee represents compensation to Nexen for the recovery of its operating costs, capital costs and a financing fee. Since, essentially all cash flow from the field is dedicated to Nexen until all its costs are recouped, the decrease corresponds directly to the decrease in revenue from the Ejulebe field.

DD&A expense increased $284,000 or 117%, to $526,000 principally due to decreased proved reserves volumes in Egypt. DD&A expense for the first quarter of 2001 was attributed to Nigeria, Egypt and the United States in the amount of $57,000, $457,000 and $10,000, respectively. The DD&A rate per Boe by cost center was $0.33, $ 9.25 and $12.60 for Nigeria, Egypt and the United States, respectively. The DD&A rate for Nigeria and Egypt in first quarter 2000 was $0.43 and $6.98, respectively per Boe. The

Nigeria cost center's DD&A rates reflect the fact that all of the development capital for the Ejulebe field is funded solely by Nexen and is recouped though the service fee charged against the Company's share of production. The relatively higher rates for DD&A in the United States and Egypt cost centers is related to the small amount of proved reserves in each cost center estimated at January 1, 2001. In the case of Egypt, the early stage of field development in both concessions and the need for field pressure maintenance in the West Gharib field limited economic projections of proved reserves and result in the higher DD&A rates. At March 31, 2001, the United States cost center had net unamortized costs of $0.6 million which were being withheld from the amortization base as unevaluated properties, all of which was associated with the Winfield Ranch #17-IE well, pending the outcome of litigation.


General and administrative expense of $385,000 for the three months ended March 31, 2000, was net of $303,000 of direct internal exploration and development overhead capitalized in property and equipment. No such costs were capitalized in the first quarter of 2001 since (i) there were no exploration or development wells drilled in the first three months of 2001, and (ii) internal costs related to Egypt would have exceeded the ceiling test limitation for the Egyptian cost center. The increase in general and administrative expense for first quarter 2001 over first quarter 2000 was primarily due to the difference in the amount capitalized for the two periods.



LIQUIDITY AND CAPITAL RESOURCES


As of March 31, 2001, the Company had negative working capital of $2.8 million. The Company has not generated any significant operating cash flow from operations in the last three years principally as a result of the long-term development characteristics of the projects it has undertaken. The timing of positive future cash flow from the Company's projects is dependent on the maintenance of high crude oil prices, maintenance of minimum levels of production and the availability of additional capital to continue project development. The Company currently has no cash reserves to further any significant development of its existing projects. Additional funds are required for the Company's working capital as well as capital for the ongoing exploration and development activities. The Company is exploring alternative plans to raise the capital including private placements, combinations with other companies or the sale of selected assets.

The Ejulebe No. 6 well is now scheduled to commence drilling about June 10th. The Ejulebe No. 6 well is expected to accelerate production from and drain the remaining reserves in the Ejulebe field. Current production from the Ejulebe field is 4,000 BOPD and is expected to increase to more than 6,000 BOPD once the Ejulebe No. 6 well starts production. All of the costs of the well will be financed by the Ejulebe field's service contractor, Nexen Nigeria Oilfield Services, and will be treated as operating costs under the service fee formula. The Company anticipates it will begin to realize net cash flow from the Ejulebe field in early 2002, provided the Ejulebe field production increases as expected and oil prices remain above $20 per barrel (for Brent crude).

The Company has generated funds primarily from private equity offerings and private borrowings accompanied with significant equity issuance's and from sales of its property interests. The Company has incurred net losses and negative cash flows from operations for the last three years and expects to generate a loss for 2001. The Company does not expect to generate operating cash flow in 2001. Under the Nigerian service contract, all of the cash flows, except for a minimum payment to the Company of approximately $306,000 projected for 2001, are dedicated to Nexen, the service contractor. The Company does not expect the currently producing Nigerian wells to provide cash flow to the Company without the drilling of another well. Without additional sources of funds, the Company will not be able to meet its obligations or its commitments for the development of its properties or fund operations. Effective February 1, 2001 the Company sold its interest in the State 102 leases, Pecos County, Texas for $300,000 cash.

On November 7, 2000, the Company executed an eighteen-month $2.5 million short-term loan under a credit facility providing for monthly principal payments with interest at 12% and escalating 3% every six months. The amended agreement requires the Company to make monthly principal and interest installments of $100,000 beginning January 31, 2001. The Company also agreed to deliver the proceeds of all net cash flows earned from the Company's interest in the Hana field, West Gharib Concession prior to June 30, 2001 to satisfy any outstanding principal and interest payments then currently due. Prior to July 1, 2001, the Company may satisfy the monthly payment due by the issuance of shares of the Company at a discount to their trading price. The Company elected to satisfy the payments due in the first three months of 2001 with the delivery of 2,853,712 common shares. The Company expects to satisfy the installment payments due for April through June 2001 with the delivery of common shares. In May 2001, the Company also exercised its election to extend the credit facility through November 7, 2001. The Company will pay a fee in common shares as a result of the extension and interest will accrue at the rate of 15% per annum beginning after May 7, 2001.

A proposed transaction with Protium Energy Group, Inc. (`Protium") was terminated by the Company on April 26, 2001. Pursuant to a non-binding letter of intent executed in December 2000 and subsequently restated and amended March 9, 2001 (the "Restated LOI"), the Company and Protium attempted to arrange a private placement of up to $45.0 million in exchange for Shares in a combined entity, including the businesses and assets of the respective corporations. Although the directors of both companies approved the transaction, it also required the approval of the shareholders of TransAtlantic. The use of proceeds would have been principally for the development of the combined oil and gas properties of the two entities and certain additional exploration projects. The Restated LOI also required certain bridge financing of up to $1.0 million to be provided to the Company by Protium under a term loan, prior to the completion of the private placement. Although Protium advanced $250,000 on Mach 27, 2001, pursuant to an unsecured demand note executed by the Company, Protium did not complete the terms of the

Restated LOI in the providing of the term bridge loan. The Company terminated the Restated LOI for the failure by Protium to provide the term loan according to the terms of the Restated LOI by the deadline of April 15, 2001. The initial advance remains payable on demand.

The Company's current budget for its capital expenditures for 2001 is approximately $2.0 million, principally for funding exploration and development of fields in the West Gharib Concession and Central Sinai Concession in Egypt. In addition, the Company expects to incur additional expenses in the West Gharib Concession, drilling additional development wells and installing the necessary production facilities. Other significant additional capital expenditures may include the acquisition of additional oil and gas leases, the drilling of prospects identified by the Company, the acquisition of interests in producing wells, and other oil and gas exploration and production related investment opportunities determined by management and the Board of Directors to be in the interest of the Company.

 If the Company is unable to raise further funds to pay for its full share of costs of the West Gharib Concession or the Central Sinai Concession or meet its obligations under the Quest Credit Facility, the Company will not have sufficient funds to pay all of the costs incurred or its obligations when due. In either event, the Company will require funding from the proceeds of an equity or debt offering, requiring the issuance of additional shares of the Company or may be required to borrow against its interest in its properties, or both, and / or sell a portion of its property interests. The Company has no credit facilities beyond the Quest Credit Facility. There can be no assurance that the Company will be successful in securing additional partners or additional project financing or credit financing.

FUTURE FINANCIAL CONDITION. The Company's future financial condition and ability to provide value to its shareholders is contingent on the extent of the recoverable reserves from the Hana and Ejulebe fields, the discovery of other economically recoverable reserves, its ability to restructure or refinance its existing debt obligations and its ability to raise additional exploration and development capital. Success is also dependent on oil and gas product prices, the cost of acquiring, finding, developing, and producing crude oil and natural gas reserves and the ability to achieve profitable production rates from its existing reserve base and future discoveries, if any. To a large extent, the production rates on the Company's existing discoveries and potential future discoveries are, or may be, beyond the control of the Company. The production rate maintained by field operators or service contractors may significantly impact the Company's production limits with little influence by the Company. The prices received by the Company from the sale of its production are subject to fluctuation in response to changes in supply, market uncertainty and a variety of other factors beyond the Company's control.